1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated November 4, 2026

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

EXHIBIT INDEX

Exhibit	Description
99.1	Press release on 2026/11/04:	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2026

Chunghwa Telecom Co., Ltd.

By: /s/ Wen-Hsin Hsu
Name: Wen-Hsin Hsu
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Third Quarter of 2026

TAIPEI, Taiwan, R.O.C. November 4, 2026 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the third quarter of 2026. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Third Quarter 2026 Financial Highlights

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Total revenue increased by 16.7% to NT$ 67.59 billion.
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Consumer Business Group revenue increased by 6.3% to NT$ 37.38 billion.
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Enterprise Business Group revenue increased by 8.2% to NT$ 20.46 billion.
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International Business Group revenue increased by 6.6% to NT$ 2.48 billion.
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Total operating costs and expenses increased by 14.0% to NT$ 52.21 billion.
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Operating income increased by 27.1% to NT$ 15.38 billion.
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EBITDA increased by 16.1% to NT$ 25.66 billion.
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Net income attributable to stockholders of the parent increased by 29.5% to NT$ 12.22 billion.
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Basic earnings per share (EPS) was NT$1.57.
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Total revenue, operating income, net income attributable to stockholders of the parent, and EPS all exceeded the high-end target of quarterly guidance.

“We are delighted to report an outstanding third quarter that exceeded the high ends of our guidance, with revenue, profit and EPS all reaching their highest levels for any third quarter since 2009. Our core telecom business remained solid, while ICT revenue reached its highest third quarter level since 2021. In addition, our asset revitalization efforts contributed a one-off gain to profit, further demonstrating the effectiveness of our strategy. With this strong performance, we are confident in achieving our full-year guidance,” said Mr. Chih-Cheng Chien, Chairman and CEO of Chunghwa Telecom.

“Our core telecom business was a critical component of this performance. We continued to lead Taiwan’s mobile and fixed broadband markets, with market share ahead of our peers across all mobile metrics. Reflecting this leadership, mobile service revenue grew 2.9% year over year, on 5G smartphone penetration close to 50% and stronger roaming. While fixed broadband benefited from rising demand for higher speeds, with sign-ups of 1Gbps and above increased by 52% year-over-year,” said Mr. Rong-Shy Lin, President of Chunghwa Telecom.

“Our Enterprise Business Group was another key growth driver, with ICT revenue notably up 19% year over year and third-quarter ICT order intake rose 84% year over year, reflecting a robust project pipeline. Meanwhile, our network resilience performance continued its upward trajectory, with IPLC revenue, mainly attributable to submarine cable systems, up 33% year over year, and satellite-related revenue up 9.8%. In addition, as of the third quarter, our satellite-related contract wins accumulated had reached over NT$250 million, validating our investments and paving the way for future revenue contribution.

“Going forward, we will continue to build on our strong core business while accelerating our AI strategy across consumer and enterprise markets. Our expanded collaboration with Google will broaden our AI-enabled consumer services, while CHT InventAI’s GenAI governance and AgentHub and the newly established CHT Intelligent Vision Solutions will further strengthen our capabilities in enterprise AI and smart city applications. We remain committed to delivering sustainable shareholder returns and to our ESG goals, as reflected in our top 1% ranking from TIME Magazine’s World’s Most Sustainable Companies and BSI’s AI Mark of Trust,” Mr. Lin added.

Revenue

Chunghwa Telecom’s total revenues for the third quarter of 2026 increased by 16.7% to NT$ 67.59 billion.

Consumer Business Group’s revenue for the third quarter of 2026 increased by 6.3% year-over-year to NT$ 37.38 billion and income before tax increased by 1.4% year-over-year, supported by steady revenues increases in mobile services, fixed broadband, and handset sales.

Enterprise Business Group revenue increased 8.2% to NT$20.46 billion, supported by robust ICT performance and continued growth in mobile and fixed broadband services. However, income before tax declined by 3.1% due to the Group’s higher costs associated with strong ICT revenue growth, plus the increased seasonal personnel-related expenses alongside continued investment in talent retention.

International Business Group’s revenue for the third quarter of 2026 increased by 6.6% to NT$ 2.48 billion and income before tax increased by 12.2% year-over-year. Despite a decline in ICT revenue due to a high comparison base resulting from a one-off project recognized last year, strong contributions from IPLC continued to drive IBG’s revenue and profitability growth.

Operating Costs and Expenses

Total operating costs and expenses for the third quarter of 2026 increased by 14.0% to NT$ 52.21 billion, mainly due to higher costs associated with a one-off asset revitalization and the growth in ICT project revenue and sales, as well as an increase in personnel expenses.

Operating Income and Net Income

Operating income for the third quarter of 2026 increased by 27.1% to NT$ 15.38 billion. The operating margin was 22.65%, as compared to 20.89% in the same period of 2025. Net income attributable to stockholders of the parent increased by 29.5% to NT$ 12.22 billion. Basic earnings per share was NT$1.57.

Cash Flow and EBITDA

Cash flow from operating activities, as of September 30th, 2026, increased by 9.6% year over year to NT$ 49.84billion.

Cash and cash equivalents, as of September 30th, 2026, increased by 38.2% to NT$ 32.52 billion as compared to that as of September 30th, 2025.

EBITDA for the third quarter of 2026 was NT$ 25.66 billion, increased by 16.1% year over year. EBITDA margin was 37.97%, as compared to 38.17% in the same period of 2025.

Business Highlights

Mobile

As of September 30th, 2026, Chunghwa Telecom had 13.51 million mobile subscribers, representing a 2.5% year-over-year increase. In the third quarter, total mobile service revenue increased by 2.9% to NT$ 17.80 billion, while mobile post-paid ARPU excluding IoT SIMs grew 2.0% year over year to NT$ 573.

Fixed Broadband/HiNet

As of September 30th, 2026, the number of broadband subscribers slightly increased by 0.7% to 4.48 million. The number of HiNet broadband subscribers increased by 1.5% to 3.84 million. In the third quarter, total fixed broadband revenue grew 3.0% year over year to NT$ 12.04 billion, while ARPU increased 1.6% to NT$ 822.

Fixed line

As of September 30th, 2026, the number of fixed-line subscribers was 8.44 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw